January 20, 2012

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, DC 20549-4631

RE:     Herman Miller, Inc.
Form 10-K for the Year ended May 28, 2011
Filed July 26, 2011
Form 10-Q for the Period ended September 3, 2011
Filed October 12, 2011
File No. 1-15141

Dear Mr. Decker:

            This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 6, 2012 with respect to the above referenced filings. The comments from your letter are set forth in bold font below and are followed by our response.

Form 10-K for the Year ended May 28, 2011

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Response:
Where a comment below has requested additional disclosures or other revisions to be made in future filings, we have provided an example of what the revisions will look like. These revisions will be included in our future filings, including our interim filings when applicable.

Management's Discussion and Analysis

Financial Results, page 19

2.
In both your discussions of consolidated and segment results, please quantify the impact of each factor when multiple factors contribute to material fluctuations. In your discussions of consolidated and segment net sales, please also provide a more comprehensive discussion of the factors that impacted your net sales. For example, in your discussion of consolidated net sales for the fiscal year ended May 28, 2011 compared to the fiscal year ended May 29, 2010, you state that the 25.1% increase was driven by a more robust global economic environment and was experienced across nearly all operating and geographic units. Please discuss and quantify the extent to which fluctuations in your net sales are attributable to changes in prices, changes in the volume of products sold, acquisitions, and the introduction of new products. Refer to Items 303(a)(3)(iii) of Regulation S-K and Financial Reporting Codification 501.04.

Response:
Management agrees to further quantify the factors impacting consolidated and segment results, where appropriate, including a more comprehensive discussion of the factors impacting our net sales. For fiscal 2011, there was not a significant impact from pricing changes on net sales. The launch of new products and the related increase in net sales did not significantly impact the net sales in fiscal 2011. The example disclosure below relates only to net sales, however, the company will disclose and quantify multiple factors impacting gross margin, operating expenses, and other income and expense in future filings. Future filings will include disclosures substantially in accordance with the following:

Mr. Rufus Decker
January 20, 2012

Example Disclosure:
Net Sales, Orders, and Backlog - Fiscal 2011 Compared to Fiscal 2010
For the fiscal year ended May 28, 2011, consolidated net sales increased 25.1 percent to $1,649.2 million from $1,318.8 million for the fiscal year ended May 29, 2010. Net sales increased approximately $33 million in fiscal 2011 from the acquisitions of Colebrook Bosson Saunders, and a contract and retail furniture dealership in Australia, which were both acquired in the fourth quarter of fiscal 2010. The overall impact of foreign currency changes was to increase fiscal 2011 net sales by approximately $10 million. The impact of deeper discounting is estimated to have had a $34.5 million decrease on net sales over the prior year. The remainder of the year-over-year increase was driven by increased unit volumes due to a more robust global economic environment and was experienced across nearly all operating segments and geographies.

Discussion of Operating Segments - Fiscal 2011 Compared to Fiscal 2010
Net sales within the North American Furniture Solutions (North America) reportable segment were $1,304.9 million in fiscal 2011, a 24.5 percent increase from fiscal 2010 net sales of $1,048.1 million. The impact of foreign currency changes was to increase fiscal 2011 net sales for North America by approximately $5 million. The remaining increase in net sales was due to an increase in unit volumes during fiscal 2011. Operating earnings for the reportable segment in fiscal 2011 were $98.1 million, or 7.5 percent of net sales. This compares to reportable segment earnings of $71.5 million or 6.8 percent of net sales in fiscal 2010. The impact of foreign currency changes increased fiscal 2011 operating earnings for North America by approximately $4 million. The remaining increase in operating earnings as a percent of net sales in the current fiscal year is primarily driven by the ability to spread fixed manufacturing, sales and other costs over increased unit volumes.

Net sales from the Non-North American Furniture Solutions (Non-North America) reportable segment were $290.4 million in fiscal 2011, a $67.7 million or a 30.4 percent increase from fiscal 2010 net sales of $222.7 million. The impact of foreign currency changes was to increase fiscal 2011 net sales for Non-North America by approximately $5 million. Additionally, net sales increased approximately $33 million in fiscal 2011 from the acquisitions of Colebrook Bosson Saunders, and a contract and retail furniture dealership in Australia, which were both acquired in the fourth quarter of fiscal 2010. The remaining year-over-year sales growth was driven primarily from increased unit volumes. Operating earnings within the Non-North American segment totaled $18.8 million for the year or 6.5 percent of net sales. This compares to an operating loss of $0.2 million or a negative 0.1 percent of net sales in fiscal 2010, an increase of 660 basis points. The operating loss in fiscal 2010 was affected by an independent dealer in Australia that went into receivership and resulted in bad debt expense of approximately $5 million. Additionally, operating earnings increased $1.5 million in fiscal 2011 from the above referenced fiscal 2010 fourth quarter acquisitions. The impact of foreign currency changes increased fiscal 2011 operating earnings for Non-North America by approximately $2 million. The remainder of the increased operating profitability was driven by the ability to spread fixed manufacturing, sales and other costs over increased unit volumes.

Liquidity and Capital Resources, page 25

1.	Please enhance your liquidity disclosure to address the following:

•	Disclose the amount of foreign cash and short-term investments you have as compared to your total amount of cash and short-term investments as of the latest balance sheet date; and

•
Discuss the fact that if the foreign cash and short-term investments are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Response:
In future filings, management agrees to expand its discussion of liquidity to address the issues noted above by the Staff. Future filings will include disclosures substantially in accordance with the following:

Example Disclosure:
The company had foreign cash and marketable securities of $47.7 million and $11.0 million at the end of fiscal 2011, respectively. The company's total cash and marketable securities at the end of fiscal 2011 were $142.2 million and $11.0 million, respectively. The foreign subsidiary holding the company's marketable securities is taxed as a U.S. taxpayer at our election; consequently, for tax purposes all U.S tax impacts for this subsidiary have been recorded. The company currently plans to repatriate approximately $7.4 million within the next year from foreign subsidiaries, for which all U.S taxes have been recorded. The company's intent is to permanently reinvest the remainder of the foreign cash amounts outside the U.S., as the company's plans do not demonstrate a need to repatriate these balances to fund U.S. operations.

Mr. Rufus Decker
January 20, 2012

Financial Statements

Notes to the Financial Statements

Note 13. Income Taxes, page 65

2.
During fiscal 2011, you repatriated $18.8 million of undistributed foreign earnings. As of May 28, 2011, you did not provide for U.S. income taxes on undistributed earnings of foreign subsidiaries totaling approximately $53.7 million as these earnings have been deemed to be permanently reinvested. Please address the following:

•	Please tell us whether the $53.7 million represents the total amount of undistributed earnings of foreign subsidiaries or only the portion for which you have not provided for
U.S. income taxes;

•	Please tell us whether you had previously considered the $18.8 million of undistributed foreign earnings to be permanently reinvested. If so, please tell us at what point you determined that they would not be;

•	Please tell us the country from which these earnings were repatriated as well as the facts and circumstances that led you to repatriate these earnings; and

•	Please tell us how you concluded that the remaining $53.7 million should be considered permanently reinvested in light of your repatriation
Please refer to paragraph ASC 740-30-25-17.

Response:
The $53.7 million of undistributed foreign earnings that have been deemed to be permanently reinvested represents a portion of the total undistributed earnings of foreign subsidiaries of $61.1 million, of which $7.4 million was not considered permanently reinvested and U.S. taxes were accrued or a net tax benefit was recognized. During fiscal 2011 we repatriated $15.1 million of undistributed foreign earnings as well as a return of capital of $1.8 million from a Mexican subsidiary. In addition, $1.9 million of foreign earnings was repatriated during fiscal 2011 from a subsidiary taxed as a U.S. taxpayer at our election.

During the first quarter of fiscal 2011 we repatriated $10.0 million of undistributed foreign earnings that was previously considered permanently reinvested which was comprised of $5.0 million from both Mexico and Canada. The plans to repatriate these amounts were primarily driven by excess cash within these subsidiaries that would not be reinvested in the subsidiary. The remaining undistributed foreign earnings were considered permanently reinvested given an analysis of the earnings and profits within each foreign entity along with the amount of cash and future operating cash needs for each foreign location.

During the fourth quarter of fiscal 2011 we repatriated $5.1 million of undistributed foreign earnings from Canada that was previously considered permanently reinvested. The plan to repatriate these earnings was driven by a strategic plan for an acquisition announced during the fourth quarter of fiscal 2011. The acquisition was planned to occur in the first quarter of fiscal 2012 but has not yet closed.

The company has not provided for U.S. income taxes on undistributed earnings of foreign subsidiaries totaling approximately $53.7 million as of May 28, 2011, which were considered permanently reinvested given an analysis of the earnings and profits within each foreign entity along with the amount of cash and future operating cash needs for each foreign location. Based on our historical experience and the operations of these foreign subsidiaries management has no plans to repatriate these amounts, as they are employed in the operations of the foreign subsidiaries and are not needed to support the operating cash flow needs of the company's U.S. operations.

Note 18. Operating Segments, page 73

3.
Please help us better understand what your operating segments and reporting units are. You aggregate operating segments into two primary reportable segments, North American Furniture Solutions and non-North American Furniture Solutions. Please tell us whether you aggregate multiple operating segments into your North American Furniture Solutions. If so, please revise your disclosures throughout the filing to refer to the North American Furniture Solutions reportable segment rather than operating segment. On page 41, you indicate that you have two reporting units within this segment. Please tell us whether these are operating segments within the North American Furniture Solutions reportable segment. Please refer to ASC 280-10-50-1 through 9 and ASC 350-20-35.

Response:
The North American Furniture Solutions reportable segment is the aggregation of two operating segments in accordance with ASC 280-10-50-10 through 11. In addition, we have determined that both operating segments within the North American Furniture Solutions

Mr. Rufus Decker
January 20, 2012

reportable segment each represent reporting units. We will revise all future filings to clearly identify North American Furniture Solutions as a reportable segment and disclose that it is the aggregation of two operating segments.

During the first quarter of fiscal 2012, we undertook an organizational realignment whereby our consumer retail business, and our Herman Miller Collection and Geiger product lines became the responsibility of one manager reporting to our chief operating decision maker. The realignment of these operations has resulted in a new Specialty and Consumer operating segment. The reportable segments for fiscal 2012 now consist of North American Furniture Solutions, Non-North American Furniture Solutions, and Specialty and Consumer. We have disclosed this change in our segment reporting in our fiscal 2012 interim filings.

Form 10-Q for the Period ended September 3, 2011

General

4.	Please address the above comments in your interim filings as well, as applicable.

Response:
We will include appropriate modification to future interim filings based on the above comments and our related responses.

Acknowledgment

In connection with our response, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•
SEC staff comments or changes to disclosure in response to Staff comments in the company's filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the company's filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that the foregoing sufficiently responds to your comment. If you have additional questions or comments, please feel free to contact me at 616-654-7578.

Very truly yours,

/s/ Gregory J. Bylsma

Gregory J. Bylsma
Chief Financial Officer